SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33 300 276 963

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON DECEMBER 14, 2005

DATE AND TIME: December 14, 2005, at 10 a.m.

PLACE: Alameda Santos, 1940, 15º andar, in the city and state of São Paulo.

ATTENDANCES: Messrs. Marco Patuano, Franco Bertone and Isaac Selim Sutton, representing the totality of Board of Directors members. Messrs. Paulo Roberto Cruz Cozza, Chief Financial and Investor Relations Officer and Fabiano Gallo, Company’s Legal Officer also attended the meeting.

AGENDA: To examine and resolve on the following matters: (1) to declare the distribution and approve the payment of Company’s interest on own capital (JSCP), related to 2005; and (2) other issues of Company’s interest.

PRESIDING BOARD: Mr. Marco Patuano – Chairman; and Mr. Mauro Guizeline – Secretary.

RESOLUTIONS: After examining documents and discussions related to the matters of the Agenda, the Board members resolved by unanimous vote and without any restriction: (1) to declare the distribution and approve the payment of Company’s interest on own capital (JSCP), related to 2005. JSCP declared herein corresponds to the gross amount of seventy million reais (R$ 70,000,000.00), corresponding to R$ 0.079583755 per lot of thousand (1,000) shares issued by the Company, which after deducting the amount of ten million, five hundred thousand reais (R$ 10,500,000.00) related to the withholding tax (IRRF), pursuant to prevailing laws, results in the net amount of fifty-nine million, five hundred thousand reais (R$ 59,500,000.00), corresponding to R$ 0.067646192 per lot of thousand (1,000) shares issued by the Company, except for the shareholders evidencing they are exempted or subject to different taxation regime. The JSCP amount shall be fully attributed to the dividends to be distributed by the Company related to 2005, pursuant to the provisions in the paragraph 7 of Article 9 of Law 9,249/95 and Paragraph 1 of Article 41 of the Company’s Bylaws. The date when JSCP shall be credited into accounting records of the Company shall be December 30, 2005 and the payment shall be made within sixty (60) days after the Company’s Annual General Meeting resolves on dividends related to 2005. The Chairman of the meeting requested to record on Minutes that holders of shares issued by the Company shall be entitled to JSCP on December 14, 2005. Thus, as from December 15, 2005 (inclusive), the Company’s shares shall be traded “Ex-JSCP”. The Board of Directors members authorized the Company’s Board of Executive Officers to take all the measures necessary to implement the payment of JSCP, as approved herein, and also arranging the publication of Notice to Shareholders upon such issue; (2) Under the scope of this item of the Agenda, the Board of Executive Officers submitted issues of Company’s interest, also referring to the delisting as publicly-held company of wholly-owned subsidiaries TIM Nordeste Telecomunicações S.A. and TIM Sul S.A., approved by the Securities and Exchange Commission of Brazil – CVM by means of official letter/CVM/SEP/GEA-2/n. 590/2005 and official letter/CVM/SEP/GEA-2/n. 589/2005, respectively, both dated December 6, 2005.

Closure: Nothing more to be discussed, the meeting was adjourned to draw up these Minutes, as a summary, which after being read, these were approved and signed by all the Board attending members.

São Paulo, December 14, 2005

Marco Patuano

Franco Bertone

Isaac Selim Sutton

Mauro Guizeline
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 15, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer